                                                                       OTCBB: MRDDF

                                                                                                                                                    TSX-V: MAD

                                                                                                                                                                                FSE: M    RG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA STAKES PEDIMENT PLAY NEAR ITS RED CANYON PROJECT

Vancouver, BC, Canada – February 18, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD)

Miranda staked 39 contiguous claims that comprise the HOG Project approximately 1970 ft (600 m) northeast of its Red Canyon Project, Eureka County, Nevada. Seventeen of these claims are within the Red Canyon Project area of interest, and will be included in the lease option agreement with Red Canyon Corporation, the underlying owner, and the exploration agreement with Montezuma Mines, Inc, a wholly owned subsidiary of CMQ Resources Inc., and Miranda’s exploration funding partner at Red Canyon.

The HOG property is 1.9 mi (3 km) east of US Gold’s Tonkin Springs gold deposits and bounded on the east and west by Bravo Ventures Group, Inc. (“Bravo”) claims comprising their Pete Hanson project. Bravo reports the presence of “auriferous lower plate carbonate rocks and jasperoid” locally on the eastern and southern portions of their Pete Hanson Project with “grab samples of altered rock containing anomalous gold values of 0.3 to +3.0 g/t Au”. Similarly, Miranda has silicified lower-plate carbonate rocks on the south end of the new claim block. The remainder of the project area is covered by pediment. The Hog Project may be within the large gold system footprint of the Tonkin Springs, Red Canyon and the Pete Hanson projects.

Miranda plans to advance the project and identify targets by mapping and sampling the bedrock portion of the claims, and by fault and lineament projection into the pediment.

In keeping with Miranda’s business model as a prospect generator, a joint venture partner will be sought to explore the HOG project for those 22 NC claims that fall outside of the Red Canyon area of influence.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous and/or existing partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, and Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.